UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNATIONAL GAME TECHNOLOGY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00015625 par value per share	459902
(Title of Class of Securities)	(CUSIP Number of Class of Securities Underlying Common Stock)

David D. Johnson
Executive Vice President, General Counsel and Secretary
International Game Technology
9295 Prototype Drive
Reno, Nevada  89521
(775) 448-7777

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Glen J. Hettinger
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas  75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$41,306,666.84	$2,304.91

*                                         Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 6,007,479 shares of the issuer’s common stock and have an aggregate value of $41,306,666.84 as of October 1, 2009, calculated based on a Black-Scholes option pricing model.

**                                  The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,304.91

Form or Registration No.:	005-33876

Filing party:	International Game Technology

Date filed:	October 5, 2009

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Page

ITEM 4. TERMS OF THE TRANSACTION	1
SIGNATURE	2

i

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2009, relating to an offer by International Game Technology, a Nevada corporation (the “Company” or “IGT”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.00015625 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Specified Stock Options for New Stock Options, dated October 5, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein.  Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.  This Amendment No. 1 should be read in conjunction with the Schedule TO.  All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., Pacific Time, on November 3, 2009.  Pursuant to the Exchange Offer, 5,306,352 eligible stock options were tendered, representing approximately 88.3% of the total stock options eligible for exchange in the Exchange Offer.  On November 4, 2009, the Company granted an aggregate of 2,653,319 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer.  The exercise price of the new stock options is $18.60, which was the closing price of the Company’s common stock on November 4, 2009 as reported by the New York Stock Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL GAME TECHNOLOGY

	By:	/s/ Ken Creighton
	Name:	Ken Creighton
	Title:	Vice President Corporate Law Department

Date: November 6, 2009